# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VISTA CREDIT STRATEGIC LENDING CORP., CIK 0001919369
CUSIP: U9224Y103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 50 Hudson Yards, Floor 77, New York, New York (NY), 10001
Date of event which requires filing of this statement: 07/29/2026
Amends the filing with accession number 0001193125-23-277898
Filed by CIK 0001761489
Persons authorized to receive notices and communications: Sanjay Agarwal, Level 6 The Gate (West Wing), Dubai International Finance Centre, Dubai, United Arab Emirates (C0), 00000, 971 4 3184800; Frank G. Zarb, Proskauer Rose, LLP, 1001 Pennsylvania Ave. NW, Suite 600, Washington, District Of Columbia (DC), 20004, (202) 416-5870

## Reporting persons
- The Saudi National Bank (CIK 0001761489): type of reporting person: other (OO); citizenship or place of organization: Saudi Arabia (T0); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 3,345,230.41; shared voting power 0; sole dispositive power 3,345,230.41; shared dispositive power 0; aggregate amount beneficially owned 3,345,230.41 (6.5% of the class)
- SNB Capital Dubai Inc. (CIK 0002000163): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: VISTA CREDIT STRATEGIC LENDING CORP.
Address of issuer's principal executive offices: 50 Hudson Yards, Floor 77, New York, New York (NY), 10001

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On July 29, 2026, SNB acquired beneficial ownership of 651,312.784 shares of Common Stock of the Issuer for an aggregate purchase price of $12,460,043.43 in a private placement transaction with the Issuer pursuant to the Subscription Agreement, following the receipt by SNB of a drawdown notice on June 17, 2026.

The Common Stock reported herein was purchased with the working capital of SNB.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated as follows:

As of the date of this filing, SNB beneficially owned 3,345,230.412 shares of Common Stock of the Issuer which, in the aggregate, represents 6.5% of the issued and outstanding shares of Common Stock of the Issuer as of the date of this filing. The percentage was calculated based on 51,342,516.657 shares outstanding, consisting of (i) 51,238,054.309 shares of Common Stock outstanding as of July 31, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 7, 2026, and (ii) 104,462.348 shares of Common Stock issued on August 3, 2026, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on August 26, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to the Schedule 13D is incorporated by reference.
Transactions in the class effected during the past sixty days: The information set forth in Item 3 of the Schedule 13D is incorporated by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

On July 29, 2026, SNB acquired beneficial ownership of 651,312.784 shares of Common Stock for a purchase price of $19.13066 per share and an aggregate purchase price of $12,460,043.43.

## Signatures
- The Saudi National Bank: /s/ Reem Al Majed and Salman Syed, Reem Al Majed, Head of Private Markets; and Salman Syed, Head of Wholesale Finance (09/22/2026)
- SNB Capital Dubai Inc.: /s/ Naif Al Saif, Naif Al Saif, Director (09/22/2026)